Form C

Cover Page

Name of issuer:

RIPE! LLC

Legal status of issuer:

Form:

Limited Liability Company

Jurisdiction of Incorporation/Organization:

CA

Date of organization:

5/5/2026

Physical address of issuer:

854 North Mansfield Avenue
Los Angeles, CA 90038

Website of issuer:

https://ripe-film.com/

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

6.9% of the offering amount upon a successful fundraise, and be entitled to reimbursement for out-of-pocket third party expenses it pays or incurs on behalf of the Issuer in connection with the offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

No

Type of security offered:

- [ ] Common Stock
- [ ] Preferred Stock
- [ ] Debt
- [x] Other

Describe the security offered:

Film Financing Agreement

Target number of securities to be offered:

500,000

Price:

$1.00

Method for determining price:

Pro-rated portion of the total principal value of $500,000; interests will be sold in increments of $1.

Target offering amount:

$500,000.00

Oversubscriptions accepted:

- [x] Yes
- [ ] No

Disclose how oversubscriptions will be allocated:

- [ ] Pro-rata basis
- [ ] First-come, first-served basis
- [x] Other

Describe how oversubscriptions will be allocated:

As determined by the issuer

Maximum offering amount (if different from target offering amount):

$1,235,000.00

Deadline to reach the target offering amount:

4/30/2027

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

Current number of employees:

2

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$0.00	$0.00
Cash & Cash Equivalents:	$0.00	$0.00
Accounts Receivable:	$0.00	$0.00
Current Liabilities:	$2,000.00	$0.00
Non-Current Liabilities:	$0.00	$0.00
Revenues/Sales:	$0.00	$0.00
Cost of Goods Sold:	$0.00	$0.00
Taxes Paid:	$0.00	$0.00
Net Income:	($29,830.00)	$0.00

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

RIPE! LLC

COMPANY ELIGIBILITY

2. ☑ Check this box to certify that all of the following statements are true for the issuer.

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes
☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined
Kerry Furrh	Co-Founder	RIPE LLC	2026
Olivia Mitchell	Co-Founder	RIPE LLC	2026

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Kerry Furrh	Co-Founder	2026
Olivia Mitchell	Co-Founder	2026

For three years of business experience, refer to Appendix D: Director & Officer Work History.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	% of Voting Power Prior to Offering
Kerry Furrh	50%+
Olivia Mitchell	50%+

Business and Anticipated Business Plan

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan.

RISK FACTORS

8. Discuss the material factors that make an investment in the issuer speculative or risky:

A crowdfunding investment involves risk. Investors should not invest any funds unless they can afford to lose the entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

> Our primary business objective is to develop, produce, and distribute a feature film based on our award-winning short film 'Ripe!' Feature film production involves substantial creative, logistical, financial, and technical risks. We may encounter difficulties in script development, securing necessary financing, assembling cast and crew, managing production schedules and budgets, completing post-production, obtaining necessary clearances and licenses, or delivering required materials to distributors. Production may be delayed or disrupted by weather, location availability, talent availability, labor disputes, equipment failures, or other unforeseen circumstances. Even if we successfully complete production, there is no assurance that we will secure favorable distribution arrangements, that the film will be well-received by audiences or critics, or that it will generate sufficient revenue to recoup our investment and provide returns to investors. The film industry is notoriously unpredictable, and the vast majority of independent films do not achieve commercial success or profitability.

> Our business depends on our ability to create original content and protect our intellectual property rights in our films and creative work.

We rely on copyright protection, contractual provisions, and other measures to protect our proprietary content. However, there can be no assurance that these protections will be adequate or that unauthorized use of our content can be prevented or detected. We may face claims that our content infringes on the intellectual property rights of others, including claims related to story elements, characters, music, or other creative components. Defending against such claims, even if ultimately successful, could be time-consuming and expensive and could divert management attention from business operations. If we are found to have infringed on others' rights, we could be required to pay damages, obtain licenses, modify or cease distribution of our content, or face other remedies that could materially harm our business. Additionally, the global nature of film distribution creates challenges in protecting and enforcing our intellectual property rights across multiple jurisdictions.

An investment in our securities is highly speculative and should only be made by investors who can afford to lose their entire investment. We are an early-stage company with limited operating history, very limited cash reserves, and an unproven business model. We face all of the risks inherent in a new business, including the risk that we will not successfully complete our feature film, that the film will not be commercially successful, that we will be unable to generate sufficient revenue to sustain operations, and that we will require additional capital that may not be available. The entertainment industry has high failure rates, and many film projects never recoup their costs. There is a substantial risk that investors will lose some or all of their investment. Investors should not invest funds in this offering that they cannot afford to lose entirely. This investment is suitable only for investors who understand and can bear the risks of investing in early-stage entertainment ventures.

The company currently has very limited cash reserves. Feature film production requires substantial capital for development, pre-production, production, post-production, marketing, distribution, and related expenses. The funds raised in this offering may not be sufficient to complete all phases of production and distribution, particularly if we encounter cost overruns, production delays, or unforeseen expenses. We do not have any commitments or arrangements for additional financing beyond this offering, and there can be no assurance that additional capital will be available on acceptable terms, if at all. Our ability to raise additional funds may be limited by market conditions, investor appetite for entertainment investments, our financial performance, and other factors beyond our control. If we are unable to obtain sufficient additional financing, we may be forced to delay or scale back production, reduce marketing and distribution efforts, accept unfavorable financing terms that significantly dilute existing investors, or abandon the project entirely. The inability to secure adequate financing would have a material adverse effect on our business and could result in a total loss of investment for our investors.

We will likely need to raise additional capital through future equity financings to complete our feature film, fund operations, and pursue growth opportunities. Any issuance of additional equity securities will dilute the ownership percentage of existing investors, potentially significantly. The need for additional capital may require us to accept financing on unfavorable terms, particularly if we are in a weak negotiating position due to limited cash reserves or urgent capital needs. Investors should assume that their ownership percentage will be substantially diluted by future financings and that the terms of such financings may adversely affect their investment.

The film and entertainment industry is characterized by rapidly changing consumer tastes, viewing habits, and content preferences. What is popular or critically acclaimed at one time may quickly fall out of favor. The success of our feature film depends on our ability to create content that resonates with audiences, critics, and industry decision-makers. There can be no assurance that the narrative style, themes, or creative approach that earned recognition for our short film will translate to commercial success for a feature-length film. Changes in distribution models, the rise of streaming platforms, shifts in theatrical exhibition, and evolving audience preferences for different genres or formats could all adversely affect the commercial viability of our film and our business prospects. Additionally, cultural and social trends may shift in ways that make our content less relevant or appealing to target audiences.

Film and video production is subject to numerous industry-specific regulations, guild and union requirements, and contractual obligations. We must comply with rules established by organizations such as the Directors Guild of America, Screen Actors Guild, and other entertainment industry unions, which govern working conditions, compensation, credits, and other matters. We are also subject to various federal, state, and local regulations regarding employment practices, workplace safety, location permits, insurance requirements, and other operational matters. International co-production arrangements, which we intend to pursue, involve additional regulatory complexity including compliance with foreign laws, tax incentive program requirements, and international treaty obligations. Failure to comply with applicable regulations, union rules, or contractual obligations could result in fines, penalties, production delays, disputes with talent or crew, loss of tax incentives, or restrictions on our ability to distribute our film. Changes to existing regulations or the adoption of new requirements could increase our compliance costs and operational complexity.

There is no public market for the securities being offered, and we do not expect that a public market will develop. The securities have not been registered under the Securities Act of 1933 or applicable state securities laws and are subject to restrictions on transfer. Investors generally will be required to hold their securities for at least one year from the date of purchase, subject to certain limited exceptions permitted by law.

We have no plans to list the securities on any exchange or facilitate a secondary market. Investors should therefore expect to hold their investment for an extended or indefinite period and may have limited or no ability to sell or otherwise transfer it.

Any potential return on an investment will instead depend on revenues generated by the film and will be paid, if at all, in accordance with the recoupment and revenue participation provisions of the Investment Agreement. There can be no assurance that the film will generate sufficient revenues to provide any return to investors.

Investors in this offering will have no voting or management rights and will not have the ability to control or significantly influence the Company's decisions regarding financing, production, budget, distribution, or exploitation of the Picture. The founders will retain control over these decisions. Investors will receive the information and ongoing reports required under Regulation Crowdfunding and applicable securities laws, but will not have board seats, observer rights, or the same access to information or decision-making as the Company's managers. Investors will therefore rely substantially on management's judgment in operating the Company and completing and exploiting the Picture.

Our business is sensitive to general economic conditions and consumer spending patterns. During economic downturns or periods of economic uncertainty, consumer spending on entertainment, including theatrical attendance and premium video-on-demand purchases, typically declines during recessions or periods of economic stress. A reduction in entertainment spending could significantly harm the commercial performance of our feature film and reduce potential revenue. Economic conditions also affect our ability to raise capital, as investors may be less willing to invest in speculative entertainment ventures during uncertain economic times. Inflation, rising interest rates, unemployment, or other macroeconomic factors could all adversely affect our business and financial performance.

We have incurred losses since inception and do not expect to generate significant revenue or achieve profitability in the near term. Our ability to become profitable depends on successfully completing our feature film, securing distribution, generating revenue from the film and managing our operating expenses. There can be no assurance that our feature film will generate sufficient revenue to recoup production costs. The film industry has high failure rates, and many independent films never recoup their production and marketing costs. Even if our film is completed and distributed, revenue generation may be delayed for an extended period, and we may continue to incur losses. If we are unable to achieve and sustain profitability, investors may lose some or all of their investment.

RIPE! LLC was incorporated in 2026 and has a very limited operating history upon which investors can evaluate our business, financial performance, and prospects. We are an early-stage company focused on developing and producing a feature film, which is an inherently uncertain and speculative endeavor. We have not yet completed production of our feature film, and there is no assurance that we will successfully complete development, secure necessary financing, obtain distribution, or generate revenue from the film. Our limited track record makes it difficult to assess our ability to execute our business plan, manage the complexities of feature film production, or achieve commercial success. Investors must evaluate an investment in our securities in light of the uncertainties and challenges that early-stage film production companies encounter.

Our company has only two employees, Kerry Furrh and Olivia Mitchell, who comprise the directing duo known as Tusk. Our entire business model depends on the continued services, creative talents, and industry relationships of these two individuals. The loss of either key person due to death, disability, departure, or any other reason would have a severe adverse effect on our ability to complete our feature film project. We do not maintain key person life insurance on either individual. There can be no assurance that we would be able to find suitable replacements or that the company could continue operations without both founders.

The film production and directing services industry is intensely competitive and dominated by established production companies, studios, and directing talent with significantly greater financial resources, industry relationships, distribution networks, and brand recognition than we possess. We compete for financing, talent, distribution deals, festival placements, and commercial directing opportunities against numerous well-funded competitors. Many of our competitors have longer operating histories, larger production budgets, established relationships with major studios and distributors, and greater ability to attract top-tier talent and secure favorable terms. There can be no assurance that we will be able to compete successfully or that competitive pressures will not force us to modify our business strategy, reduce our pricing, or accept less favorable deal terms. Our inability to compete effectively could prevent us from securing sufficient work to sustain our business or from achieving commercial success with our feature film project.

The Offering

USE OF FUNDS

9. What is the purpose of this offering?

The purpose of this offering is to finance the production and completion of *RIPE!*, a feature film produced by RIPE! LLC. Net proceeds will be used toward the film's production budget, including cast and crew, production expenses, equipment, travel, insurance, post-production, marketing and distribution, accounting and legal expenses, offering costs, and contingency. The Company may reallocate proceeds among these categories based on production needs and the timing and availability of other financing.

10. How does the issuer intend to use the proceeds of this offering?

If we raise: **$500,000**

Use of Proceeds: Net proceeds will be applied toward the production and completion of *RIPE!*, with priority given to production-related costs including cast and crew, equipment, travel, insurance and other shooting expenses, as well as post-production, accounting and legal costs, contingency, and offering expenses. 6.9% of the amount raised will be paid to Wefunder as its platform fee, in addition to applicable offering expenses. Management may adjust allocations among these categories based on production requirements and other financing received by the Company.

If we raise: **$1,235,000**

Use of Proceeds: At the maximum offering amount, net proceeds will finance a larger portion of the approximately $2.0 million net production budget for *RIPE!*. Proceeds are expected to support production in Spain and the United States, including cast and crew, equipment and transportation, travel and accommodations, insurance, post-production, marketing and distribution, accounting and legal expenses, contingency, and other costs necessary to complete and exploit the film. 6.9% of the amount raised will be paid to Wefunder as its platform fee, in addition to applicable offering expenses. Management may reallocate funds among budget categories based on production needs, the timing of expenditures, and other financing sources.

DELIVERY & CANCELLATIONS

11. How will the issuer complete the transaction and deliver securities to the investors?

If we reach our target offering amount prior to the deadline, we may conduct an initial closing of the offering early if we provide notice about the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Wefunder will notify investors if we conduct an initial closing. Thereafter, we may conduct additional closings from time to time at our and Wefunder's discretion until the deadline date.

The following describes the process to invest in the Company, including how the Company will complete an Investor's transaction and deliver securities to the investor.

Investor Commitment. The Investor will submit, through Wefunder Portal, a requested investment amount. When doing so, the Investor will also execute an investment contract with the Company ("Investment Agreement"), using the Investor's electronic signature.

Acceptance of the Investment. If the Investor Agreement is complete, the Investor's commitment will typically be recorded within a few minutes. The commitment will also be available on the Investor's "My Investments" screen on the wefunder.com website. After the offering closes, the contract will be counter-signed by the Company. The executed investment contract will then be sent to the investor via email, and is also available to download on the "My Investments" screen.

Investor Transfer of Funds. Upon receiving confirmation that an investment has been accepted, the Investor will be responsible for transferring funds from a source that is accepted by Wefunder Portal into an escrow account held with a third party bank on behalf of issuers offering securities through Wefunder Portal.

Progress of the Offering. The Investor will receive periodic email updates on the progress of the offering, including total amounts raised at any given time, and will be notified by email and through the "My Investments" screen when the target offering amount is met.

Closing: Original Deadline. Unless we meet the target offering amount early, Investor funds will be transferred from the escrow account to the Company on the deadline date identified in the Cover Page to this Form C and the Company's Wefunder Portal Profile.

Early Closings. If the target offering amount is met prior to the original deadline date, we may close the offering earlier, but no less than 21 days after the date on which information about the Company, including this Form C, is posted on our Wefunder Portal Profile. We will reschedule the offering deadline, and at least five days prior to the new deadline, investors will receive notice of it by email and through the "My Investments" screen. At the time of the new deadline, your funds will be transferred to the Company from the escrow account, provided that the target offering amount is still met after any cancellations.

Book Entry. Investments may be in book entry form. This means that the Investor may not receive a certificate representing his or her investment. Each investment will be recorded in our books and records and will be recorded in each Investors' "My Investments" screen. The Investor will also be emailed the Investment Agreement again. The Investment Agreement will also be available on the "My Investments" screen. At the option of the Company, you may receive an electronic certificate.

12. How can an investor cancel an investment commitment?

> NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.
>
> The intermediary will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline.

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be canceled and the committed funds will be returned.

An Investor's right to cancel. An Investor may cancel his or her investment commitment at any time until 48 hours prior to the offering deadline.

If there is a material change to the terms of the offering or the information provided to the Investor about the offering and/or the Company, the Investor will be provided notice of the change and must re-confirm his or her investment commitment within five business days of receipt of the notice. If the Investor does not reconfirm, he or she will receive notifications disclosing that the commitment was cancelled, the reason for the cancellation, and the refund amount that the investor is required to receive. If a material change occurs within five business days of the maximum number of days the offering is to remain open, the offering will be extended to allow for a period of five business days for the investor to reconfirm.

If the Investor cancels his or her investment commitment during the period when cancellation is permissible, or does not reconfirm a commitment in the case of a material change to the investment, or the offering does not close, all of the Investor's funds will be returned within five business days.

Within five business days of cancellation of an offering by the Company, the Company will give each investor notification of the cancellation, disclose the reason for the cancellation, identify the refund amount the Investor will receive, and refund the Investor's funds.

The Company's right to cancel. The Investment Agreement you will execute with us provides the Company the right to cancel for any reason before the offering deadline.

If the sum of the investment commitments from all investors does not equal or exceed the target offering amount at the time of the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Ownership and Capital Structure

THE OFFERING

13. Describe the terms of the securities being offered.

See exact security attached as Appendix B, Investor Contracts.

Financier shall recoup **One Hundred Twenty Percent (120%)** of the Financing on a pro rata pari passu basis with all other equity investors in the Picture (which return and the terms thereof shall be no less favorable than that accorded to all other equity investors financing the feature film, if any) in accordance with Producer's "**Revenue Waterfall**" set forth below:

"**Gross Proceeds**" as used herein shall mean all non-returnable, non-forfeitable sums derived by, or credited to, Producer or any of its affiliated or related parties from the distribution, exhibition, and other exploitation of the Picture, any merchandising, publishing, soundtrack and other allied and/or ancillary rights relating thereto and any other funds received by or credited to Producer or any of its affiliated or related parties from the exploitation of the Picture. Gross Proceeds, if any, of the Picture shall be allocated in the following order:

First, to the repayment of any and all third-party customary costs and fees associated with the exploitation of the Picture, including, without limitation, distribution fees, sales agent fees, collection account fees, legal and accounting costs, marketing and release expenses, guild obligations, repayment of loans or advances and the applicable interest thereon, tax incentive financing, and other customary distribution and financing expenses.

Second, each equity financier, including Financier, shall recoup one hundred and twenty percent (120%) of its total equity cash contribution on a pro rata pari passu basis.

Third, to the payment of deferred fees approved by Producer incurred in connection with the Picture, if any.

Thereafter, the remaining balance shall be deemed "Net Proceeds." Net Proceeds shall mean one hundred percent (100%) of all Gross Proceeds remaining following the deductions and payments set forth above, and shall be allocated as follows:

Thirty Three and Three Tenths Percent (33.3%) of Net Proceeds shall be paid to Financier and all other equity financiers of the Picture on a pro rata pari passu basis, in accordance with the proportion that each equity financier's equity cash contribution bears to the total final production budget for the Picture (to be approved by Producer) ("Investors' Share");

Simultaneously, Thirty Three and Three Tenths Percent (33.3%) of Net Proceeds shall be paid out to Producer and such other third parties as determined by Producer in its sole discretion ("Producer's Share"); and

Simultaneously, Thirty Three and Three Tenths Percent (33.3%) of Net Proceeds shall be paid out to any creative collaborators on the

Picture, as determined by Producer in its sole discretion ("Creative Collaborators").

In addition to the above, the Financier shall be entitle to a credit and benefits corresponding to the amount of the Financing in accordance with the following tier structure:

Associate Producer ($100,000-$249,999): One (1) physical piece from the set of the Picture (i.e. featured prop or wardrobe)

Execute Producer ($250,000-$499,999): Optional set visit. Financier shall cover its own travel and accommodations.

EP + Strategic Partnership ($500,000+): Set visit + custom-built partnership, with partnership details defined in a separate addendum supplementing this Term Sheet.

14. Do the securities offered have voting rights?

☐ Yes
☑ No

15. Are there any limitations on any voting or other rights identified above?

Yes: No Voting Rights

16. How may the terms of the securities being offered be modified?

The terms of the securities being offered may be modified by mutual agreement between the issuer and investors, subject to compliance with applicable securities laws. Any material changes will be disclosed to investors, and if required, investors will be given the option to reconfirm or withdraw their investment before such changes take effect.

Restrictions on Transfer of the Securities Being Offered:

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

1. to the issuer;
2. to an accredited investor;
3. as part of an offering registered with the U.S. Securities and Exchange Commission; or
4. to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Authorized	Outstanding	Voting rights

Class of Security	Total Pool
Warrants	None
Options	None

Describe any other rights:

N/A

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

The Company's outstanding membership interests carry voting and management rights, while the securities offered in this offering do not. Holders of the Company's voting membership interests retain control over significant decisions relating to the financing, production, distribution, licensing and exploitation of the Picture, which may affect the timing and amount of revenues available for distribution to investors. Investors' contractual recoupment and participation rights are governed by the Investment Agreement.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

No.

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

Olivia Mitchell and Kerry Furrh control the voting interests of the Company and therefore control management and significant business decisions. These decisions may include matters relating to the financing, production, distribution, licensing and exploitation of the Picture and may affect the timing or amount of revenues available for distribution to investors. Investors in this offering will not have voting or management rights and will not have the ability to override such decisions. Investors' economic rights will be governed by the Investment Agreement.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The $1.00 offering price represents the denomination used to determine each investor's financing contribution and is not based on a valuation of the equity of RIPE! LLC. The economic value of the securities depends principally on the contractual recoupment and revenue participation rights provided under the Investment Agreement and the financial performance of the Picture.

There is no established market for these securities. Any future assessment of their value may take into account revenues generated by the Picture, distribution and licensing arrangements, amounts previously distributed to investors, remaining recoupment and participation rights, and other financing or contractual obligations affecting the Picture's revenue waterfall.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

Investors in this offering will not acquire voting membership interests in the Company and therefore are not subject to dilution of an ownership percentage in the traditional equity sense. However, their economic participation in the Picture may be affected by additional financing or increases in the final production budget. Under the Investment Agreement, each investor's share of the Investors' Share of Net Proceeds is determined in part by the proportion that the investor's equity cash contribution bears to the total final production budget. Accordingly, an increase in the final production budget may reduce an investor's percentage participation in Net Proceeds. Additional pari passu equity financing may also affect the timing of investor recoupment. Investors will have no voting or management rights with respect to such financing or production decisions.

23. What are the risks to purchasers associated with corporate actions, including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties?

Additional issuances of securities. The Company may obtain additional financing for the Picture. Additional investors or financing sources may become entitled to participate in the Picture's revenue waterfall and could affect the timing or amount of distributions to existing investors, subject to the terms of the Investment Agreement.

Issuer repurchases of securities. The Company does not currently anticipate repurchasing the securities offered in this offering. Any future repurchase would be subject to the Investment Agreement, applicable securities laws and other governing agreements.

Sale of the issuer or its assets. The Company may enter into transactions involving the sale, license or other exploitation of the Picture or rights relating to the Picture. Proceeds received from the exploitation of the Picture will be treated in accordance with the Investment Agreement and applicable revenue waterfall. A sale of the Company or a substantial portion of its assets could otherwise affect investors' rights and potential returns.

Transactions with related parties. The Company may enter into transactions with its founders or affiliated entities for production services, financing or other services relating to the Picture. Such transactions may create potential conflicts of interest. Material related-party transactions will be disclosed as required by applicable law.

24. Describe the material terms of any indebtedness of the issuer:

None.

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering date	Exemption	Security type	Amount sold	Use of proceeds
No exempt offerings.				

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the

aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or any immediate family member of any of the foregoing persons.

☐ Yes
☑ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

Since inception, RIPE! LLC received $27,830 from Tusk Creative LLC, an affiliated entity under common ownership with the Company's founders, Olivia Mitchell and Kerry Furrh. The funds were contributed to support the development and production of the Picture, are not subject to repayment or recoupment, and have been recorded as a capital contribution within Members' Equity.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

Yes

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview of the Business and Financial Condition

The Company was organized to develop, finance, produce, and exploit the feature film RIPE!. Since inception, the Company's activities have primarily focused on project development, financing initiatives, production planning, establishment of legal and accounting infrastructure, and preparation for a planned securities offering.

We are an early-stage company and are currently operating at approximately break-even, with no material positive or negative cash flows from operations in recent periods. There can be no assurance that this break-even performance will continue in future periods.

As of September 15, 2026, we had cash and cash equivalents of approximately $2,100.

Our ability to continue operations is dependent on managing our expenses and, if necessary, obtaining additional financing.

This discussion should be read in conjunction with the financial statements and related notes included in this offering statement.

Business and Operating Uncertainty

Our business operates in an environment subject to various risks, uncertainties, and changing conditions, which makes it difficult to evaluate our business, financial condition, and prospects and may limit the comparability of our results of operations from period to period.

Financial Condition

As of Inception, our total assets were $0 and our current and non-current liabilities, as reflected in available financial statement fields, were $2,000.

Our financial statements reflect an early-stage company with limited operating history. Investors should not place undue reliance on historical financial information given the company's limited operating history and the likelihood that future results will differ from historical results.

Liquidity and Capital Resources

As of Inception, we did not have any cash or cash equivalents on hand.

The Company currently has limited cash operating activity and does not generate recurring operating revenue. Completion of the Picture will depend on the Company's ability to obtain sufficient additional financing, and capital requirements are expected to increase substantially as the Picture enters pre-production, principal photography and post-production.

Our monthly net cash burn or profit may vary significantly from month to month due to the timing of receipts and expenditures and other short-term factors. As a result, period-to-period comparisons may not be meaningful.

Based on our current plan, we expect to have sufficient cash to fund operations for at least the next 12 months.

To date, our operations have been funded through minimal cash resources and have not included any external financing.

Liquidity Assumptions

Our assessment of our liquidity and ability to fund operations is not a projection and is based on current assumptions regarding operating expenses, cash requirements, and capital needs. These assumptions may change, and actual results may differ materially due to changes in operating conditions, timing of receipts and payments, and other factors.

The Finance Contribution Agreements in Note 5 of Appendix C financials relate to the separately produced RIPE! short film, not the feature-film securities being offered here. Those legacy recoupment obligations are paid after feature-film equity investors receive their 120% recoupment, in the deferred-payment tier, and before the remaining Net Proceeds are divided among investors, Producer and creative collaborators.

Dependence on Additional Financing

There can be no assurance that additional financing will be available on acceptable terms, or at all. If we are unable to raise additional capital when needed, we may be required to materially reduce or suspend operations.

Indebtedness and Capital Structure

As of the date of this offering statement, we did not have any outstanding indebtedness.

(For the avoidance of doubt, SAFEs are not treated as indebtedness.)

We have not conducted any exempt offerings or raised capital in the past three years. To date, we have been funded with approximately $27k in capital contributions from the founding team (non-repayable and not subject to recoupment), as well as approximately $85k in donations.

Known Trends, Events, and Uncertainties

Management is not currently aware of any known trends, events, or uncertainties that are reasonably likely to have a material adverse effect on our financial condition or results of operations over the next 12 months.

The absence of a discussion of any particular trend, event, or uncertainty should not be interpreted to mean that such matters do not exist; rather, it reflects management's judgment based on information currently available.

Changes Since the Date of the Financial Statements

There have been no material changes in our operations or financial condition since the date of the financial statements included in this offering. Since the date covered by the financial statements, the filmmakers have continued development, production planning and financing activities without compensation.

Impact of This Offering

The proceeds from this offering are expected to be used for development and financing of the Ripe! feature film. The timing and extent of our use of proceeds will depend on the amount of proceeds raised and future operating conditions. Additional detail regarding our planned use of proceeds is provided in Item 10 of this Form C.

There can be no assurance that the proceeds of this offering will be sufficient to fund our operations or achieve our business objectives.

Certain information relevant to understanding our financial condition and liquidity is presented elsewhere in this offering statement, including in the financial statements, related notes, and the sections describing indebtedness and prior financings.

Forward-Looking Statements

This discussion contains forward-looking statements that are based on management's current expectations and assumptions. Actual results may differ materially from those expressed or implied by these statements.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements.

I, **Olivia Mitchell**, certify that:

(1) the financial statements of RIPE! LLC included in this Form are true and complete in all material respects; and

(2) the financial information of RIPE! LLC included in this Form reflects accurately the information reported on the tax return for RIPE! LLC filed for the most recently completed fiscal year.

Olivia Mitchell

Olivia Mitchell

Olivia Mitchell
Co-Founder

STAKEHOLDER ELIGIBILITY

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

i. in connection with the purchase or sale of any security? ☐ Yes ☑ No

ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No

iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

i. in connection with the purchase or sale of any security? ☐ Yes ☑ No

ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No

iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

i. at the time of the filing of this offering statement bars the person from:

A. association with an entity regulated by such commission, authority, agency or officer? ☐ Yes ☑ No

B. engaging in the business of securities, insurance or banking? ☐ Yes ☑ No

C. engaging in savings association or credit union activities? ☐ Yes ☑ No

ii. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☑ No

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

i. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☑ No

ii. places limitations on the activities, functions or operations of such person? ☐ Yes ☑ No

iii. bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☑ No

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

i. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☑ No

ii. Section 5 of the Securities Act? ☐ Yes ☑ No

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade? ☐ Yes ☑ No

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be

issued? ☐ Yes ☑ No

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations? ☐ Yes ☑ No

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and
- (2) such further material information, if any, as may be necessary to make the required statements, in light of the circumstances under which they are made, not misleading.

All information presented to investors hosted on Wefunder.com is available in Appendix A: Business Description & Plan.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

https://ripe-film.com

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million; or
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

- RIPE! Film Financing Term Sheet 2026

Appendix C: Financial Statements

- Financials 1

Appendix D: Director & Officer Work History

- Kerry Furrh
- Olivia Mitchell

Appendix E: Supporting Documents

- Attachment #24441

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The issuer certifies that it has established means to keep accurate records of the holders of the securities it would offer and sell through the intermediary's platform.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

- RIPE! Film Financing Term Sheet 2026

Appendix C: Financial Statements

- Financials 1

Appendix D: Director & Officer Work History

- Kerry Furrh
- Olivia Mitchell

Appendix E: Supporting Documents

- Attachment #24441

Wefunder Portal will review the information you provide before we agree to submit a Form C to the SEC. Our review is designed to assess whether the information you have provided is complete and not inaccurate, misleading or otherwise fraudulent. Despite our review, the company submitting this Form C may be held responsible for all information provided through it, and for ensuring that the information it submits is not false or misleading in any material way and does not omit any information that would cause the information included to be false or misleading. By submitting your Form C to us, you acknowledge this. You also agree to provide any additional information or clarification we may request from you so that the Form C we submit on your behalf, in our reasonable, good faith review, does not contain incorrect information. Wefunder Portal will not submit a Form C that we believe, in our sole discretion, omits material information or contains false or misleading information. As a result, there is no guarantee that we will submit a Form C on your behalf.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The issuer certifies that it has established means to keep accurate records of the holders of the securities it would offer and sell through the Form C.

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

I authorize Wefunder Portal to submit a Form C to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Form C, any future non-material Form C-A, any future Form C-U, and any future Form C-W on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.

Before you click on the button below, please review the information you have provided carefully.

We strongly recommend you have your company's lawyer review the information as well. The company submitting this Form C is responsible for all information provided through it, and for ensuring that the information it submits is not false or misleading in any material way and does not omit any information that would cause the information included to be false or misleading.

☑ I verify the Form C is 100% accurate

☑ I agree to the Wefunder Listing Agreement

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

RIPE! LLC

By

Olivia Mitchell

Director/Writer/Producer

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Olivia Mitchell

Director/Writer/Producer
10/16/2026

Kerry Furrh

Director/Writer/Producer
10/16/2026

The Form C must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.